September 23, 2019

Zhanchang Xin
Chief Executive Officer
Qilian International Holding Group Ltd
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province
People's Republic of China

       Re: Qilian International Holding Group Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 9, 2019
           CIK No. 0001779578

Dear Mr. Xin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 11, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Our Business Strategies for Gan Di Xin, page 6

1. Please disclose, if known, the amount of time it takes to enroll in the National Essential
       Medicines Category and the National Medical Insurance Coverage Program, an estimate of the total cost of completing the applications and any ongoing expenses associated with enrollment in the National Essential Medicines Category and the National Medical
       Insurance Coverage Program should your applications be approved. Zhanchang Xin
FirstName LastNameZhanchang Xin
Qilian International Holding Group Ltd
Comapany 23, 2019
September NameQilian International Holding Group Ltd
September 23, 2019 Page 2
Page 2
FirstName LastName
Prospectus Summary
Our Business Strategies, page 6

2. We note your response to comment 3 and your disclosure on page 6 that you plan to
         "fulfill unmet medical and agricultural needs" as well as your list of competitive advantages on pages 5 and 6. Please add balancing disclosure to your prospectus summary by disclosing the highly fragmented nature of your industries and, if true, the availability throughout China of similar products to the ones you offer.
Our History And Corporate Structure, page 7

3. We note your revised disclosure on page 7 regarding the failure of your shareholders to make the necessary applications and filings as required under PRC SAFE Circular 37.
         Please provide a summary of the penalties to the company if you are not able to remediate the non-compliance with Circular 37.
Business
Products Currently in Development, page 67

4. We note your revised disclosure on page 67 regarding the registration process for your new fertilizers. Please disclose when you expect to begin the registration process, and, if possible, provide an estimate of the length of time it takes to complete the registration process. In addition, please clarify it is uncertain whether you will be able to complete the registration process for these fertilizers.
Research and Development
R&D Achievements, page 77

5. We note your response to comment 16 . Please provide quantitative information regarding the royalty payments Gansu QLS or the Wuxi Company must pay pursuant to the cooperation agreement. In addition, please disclose the term of the agreement.
Regulations
PRC Laws and Regulations on Foreign Exchange
Circular No. 37 and Circular No. 13, page 88

6. We note your response to comment 19 that, as of the date of the prospectus, shareholders of Gansu QLS whose shares account for 3.46% of the total shares of Gansu QLS have not completed registrations in accordance with Circular 37. We also note your disclosure that restrictions will be placed on Gansu QLS's ability to contribute capital to WFOE and that
         WFOE's ability to pay dividends and make distributions is also restricted. Please provide quantitative information regarding the restrictions here, in the risk factor section so that investors understand the effect of the failure of Gansu QLS shareholders from complying with Circular 37 and, if material, in the prospectus summary section. Zhanchang Xin
Qilian International Holding Group Ltd
September 23, 2019
Page 3

       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameZhanchang Xin                           Sincerely,
Comapany NameQilian International Holding Group Ltd
                                                          Division of
Corporation Finance
September 23, 2019 Page 3                                 Office of Healthcare
& Insurance
FirstName LastName